================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                   __________

                                (Amendment No. 1)

                          INLAND STEEL INDUSTRIES, INC.
                                (Name of Issuer)

 Common Stock, $1.00 par value per share                      457472108
     (Title of class of securities)                         (CUSIP number)

                            Gary K. Duberstein, Esq.
                             Greenway Partners, L.P.
                           277 Park Avenue, 27th Floor
                     New York, New York 10172 (212) 350-5100
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                November 12, 1997
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

================================================================================

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 2 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON              GREENWAY PARTNERS, L.P.
                   S.S. OR I.R.S. IDENTIFICATION NO.     13-3714238
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              821,000
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         821,000
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    821,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 3 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GREENTREE PARTNERS, L.P.
                   S.S. OR I.R.S. IDENTIFICATION NO.    13-3752875
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              325,000
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         325,000
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    325,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                          [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 4 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            GREENHOUSE PARTNERS, L.P.
                   S.S. OR I.R.S. IDENTIFICATION NO.   13-3793447
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, AF, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            821,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       821,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    821,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 5 of 16  Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GREENHUT, L.L.C.
                   S.S. OR I.R.S. IDENTIFICATION NO.    13-3793450
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, AF, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            325,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       325,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    325,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 6 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GREENBELT CORP.
                   S.S. OR I.R.S. IDENTIFICATION NO.    13-3791931
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:            2,768,500
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:       2,768,500
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                  2,768,500
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     5.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 7 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GREENSEA OFFSHORE, L.P.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      Cayman Islands
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              500,000
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         500,000
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    500,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.0%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 8 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            GREENHUT OVERSEAS, L.L.C.
                   S.S. OR I.R.S. IDENTIFICATION NO.   13-3868906
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, AF, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            500,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       500,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    500,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.0%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 9 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             ALFRED D. KINGSLEY
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF, AF, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      United States
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:               28,000
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:          4,414,500
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:          28,000
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:     4,414,500
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                  4,442,500
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     9.1%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D              Page 10 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GARY K. DUBERSTEIN
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF, AF, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      United States
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:          4,414,500
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:     4,414,500
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                  4,414,500
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     9.0%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

                 This Amendment No. 1 ("Amendment No. 1") amends the
Statement on Schedule 13D (the "Schedule 13D") filed on February 21, 1997 by and on behalf of Greenway Partners, L.P. ("Greenway"), Greentree Partners, L.P. ("Greentree"), Greenhouse Partners, L.P. ("Greenhouse"), Greenhut, L.L.C. ("Greenhut"), Greenbelt Corp. ("Greenbelt"), Greensea Offshore, L.P. ("Greensea"), Greenhut Overseas, L.L.C. ("Greenhut Overseas"), Alfred D. Kingsley and Gary K. Duberstein (collectively, the "Reporting Persons").

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Since the filing of the Schedule 13D, Greentree purchased an aggregate of 25,000 Shares for total consideration (including brokerage commissions) of $461,370 derived from the capital of Greensea and margin indebtedness from Bear Stearns & Co. Inc.

                  Since the filing of the Schedule 13D, Greensea purchased an aggregate of 48,300 Shares for total consideration (including brokerage commissions) of $891,367 derived from the capital of Greensea and margin indebtedness from Bear Stearns & Co. Inc.

                  Since the filing of the Schedule 13D, accounts managed by Greenbelt and a company for which Greenbelt manages investments purchased an aggregate of 990,000 Shares for total consideration (including brokerage commissions) of $19,696,098 derived from capital in the managed accounts and the company for which Greenbelt manages investments and margin indebtedness from Bear, Stearns & Co. Inc., Fahnestock & Co. Inc. and Lehman Brothers.

ITEM 4.           PURPOSE OF THE TRANSACTION

                  The Reporting Persons have acquired the Shares of the Company because, in their opinion, such Shares are undervalued by the market at the present time and under the present circumstances. The Reporting Persons intend to be activist shareholders. In connection with the 1997 Annual Meeting of Shareholders, the Reporting Persons submitted a shareholder proposal and supporting statement described in the Schedule 13D (the "Ryerson Tull Spin-off Proposal"). The Reporting Persons are presently considering submitting a proposal to the Company for inclusion by the Company in its Proxy Statement for the 1998 Annual Meeting of Shareholders.

                  The Reporting Persons intend to communicate with other shareholders and interested parties concerning the Company. The Reporting Persons also may communicate with members of management of the Company concerning the Company in general.

                  The Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 4,442,500 Shares constituting 9.1% of the outstanding Shares (the percentage of Shares owned being based upon 48,959,768 Shares outstanding on November 6, 1997 as set forth in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997). The Reporting Persons may be deemed to have direct beneficial ownership of Shares as follows:


                                   NUMBER OF             APPROXIMATE PERCENTAGE
          NAME                      SHARES                OF OUTSTANDING SHARES
          ----                     ---------             ----------------------

        Greenway                    821,000                       1.7%

        Greentree                   325,000                       0.7%

        Greenbelt                 2,768,500                       5.7%

        Greensea                    500,000                       1.0%

   Alfred D. Kingsley                28,000                       0.1%


                  Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as general partners of Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

                  Greenhut as the general partner of Greentree, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greentree may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as members of Greenhut, may be deemed to beneficially own Shares which Greenhut may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

                  Greenhut Overseas, as the investment general partner of Greensea, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greensea may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as members of Greenhut Overseas, may be deemed to beneficially own Shares which Greenhut Overseas may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

                  Greenbelt has direct beneficial ownership of the Shares in the accounts which it manages. In addition, Greenbelt is the investment advisor for Greenland Investment Company Limited, a Cayman Islands company ("Greenland"). In such capacity, Greenbelt has the right to vote and direct the disposition of the 488,500 Shares held by Greenland and, consequently, has direct beneficial ownership of such Shares. Substantially all of the equity interests in Greenland are owned by Strategic Investment Partners Limited ("SIPL"). Because SIPL has the right to elect to terminate its investment in Greenland upon less than 60 days' notice and, upon such termination, all securities held by Greenland would be sold by Greenland or, with SIPL's consent, distributed to SIPL in kind, SIPL could be deemed to be the beneficial owner of the Shares held by Greenland. Information concerning SIPL and the identity and background of certain individuals and entities related thereto is set forth on Exhibit 4 hereto and incorporated herein by reference. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own Shares which Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

                  (b) Greenway has the sole power to vote or direct the vote of 821,000 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhouse and Messrs. Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

                  Greentree has the sole power to vote or direct the vote of 325,000 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut and Messrs. Kingsley and Duberstein may be deemed to share with Greentree the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

                  Greensea has the sole power to vote or direct the vote of 500,000 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut Overseas and Messrs. Kingsley and Duberstein may be deemed to share with Greensea the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

                  Greenbelt has the sole power to vote or direct the vote of 2,280,000 Shares held in managed accounts and the 488,500 Shares held by Greenland, and, except as described in Item 5(a) with respect to Greenland, the sole power to dispose or direct the disposition of all such Shares. Messrs. Kingsley and Duberstein may be deemed to share with Greenbelt the power to direct the vote and to dispose or to direct the disposition of such Shares.

                  Mr. Kingsley also has the sole power to vote or direct the vote of 28,000 Shares and the sole power to dispose or direct the disposition of such Shares.

                  (c) Information concerning transactions in the Shares by the Reporting Persons during the past sixty days is set forth in Exhibit 3 attached hereto, which is incorporated herein by reference.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, except that dividends from, or proceeds from the sale of Shares in each respective account managed by Greenbelt or held by Greenland will be delivered into each such respective account or Greenland, as the case may be. Neither any such individual account nor Greenland has an interest in more than five percent of the class of outstanding Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                  The Memorandum of Association of Greenland contains provisions whereby Greenbelt, as its investment advisor, will receive annually a percentage of realized and unrealized profits, if any, derived from Greenland's investments.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The following Exhibits are filed herewith:

                  3. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days.

                  4. Information concerning Strategic Investment
Partners Limited.

                                    SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:  November 14, 1997

GREENHOUSE PARTNERS, L.P.                    GREENWAY PARTNERS, L.P.

                                             By:  Greenhouse Partners, L.P., its
                                                   general partner
By:/s/ Gary K. Duberstein
    Gary K. Duberstein, general              By:/s/ Gary K. Duberstein
      partner                                     Gary K. Duberstein, general
                                                   partner

GREENHUT, L.L.C.                             GREENTREE PARTNERS, L.P.

                                             By:  Greenhut, L.L.C., its general
                                                   partner
By:/s/ Gary K. Duberstein
     Gary K. Duberstein, Member              By:/s/ Gary K. Duberstein
                                                  Gary K. Duberstein, Member

GREENHUT OVERSEAS, L.L.C.                    GREENSEA OFFSHORE, L.P.

                                             By:  Greenhut Overseas, L.L.C., its
                                                   investment general partner
By:/s/ Gary K. Duberstein
Gary K. Duberstein, Member                   By:/s/ Gary K. Duberstein
                                                  Gary K. Duberstein, Member

                                             GREENBELT CORP.

                                             By:/s/ Alfred D. Kingsly
                                                  Alfred D. Kingsley, President

                                                /s/ Alfred D. Kingsley
                                                  Alfred D. Kingsley


                                                /s/ Gary K. Duberstein
                                                  Gary K. Duberstein

                                 EXHIBIT INDEX

Exhibit No.              Description
-----------              -----------

         3. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days.

         4.       Information concerning Strategic Investment Partners Limited.





                                    Page 16